                                                July 25, 2001


BY TELECOPY
-----------

Patrick Courtin, Chairman of the Board,
   Chief Executive Officer and President
Gensym Corporation
52 Second Avenue
Burlington, MA, 01581

Dear Mr. Courtin:

This letter supplements the letter, dated July 23, 2001 (the "Original Proposal Letter"), from Rocket Software, Inc. to Gensym Corporation and supersedes the letter, dated July 24, 2001, from Rocket to Gensym. We understand that Gensym wishes to understand better the proposed loan transaction that Rocket is prepared to consider entering into with Gensym and its subsidiaries in connection with negotiations of a proposed merger transaction described in the Original Proposal Letter and supplemented hereby.

The proposed loan transaction that Rocket is prepared to consider would include the following terms and provisions:

Borrowers:                 Gensym and its subsidiaries.
---------

Principal Amount:          To be determined and based upon Gensym's reasonable
----------------           needs, and to be advanced from time to time in
                           accordance with those needs. Rocket preliminarily contemplates that the aggregate principal amount of the loan will be up to $1,250,000.

Interest Rate:             At the rate of 24% per year.
-------------

Maturity:                  October 31, 2001.
--------

Debt Service:              No payments of principal or interest to be due before
------------               maturity (whether at the stated maturity of the loan
                           or by acceleration or otherwise). Prepayments of
                           principal and interest by Gensym at any time, in
                           whole or in part and without any prepayment fee or
                           penalty, to be permitted. All payments to be made by
                           bank wire transfer in immediately available funds.
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                                       2


Use of Proceeds:           To pay off any outstanding indebtedness of Gensym tor
---------------            Silicon Valley Bank and for general working capital
                           purposes.

Security:                  First mortgage and first priority perfected security
--------                   interest in all tangible and intangible property,
                           real, personal and other, now existing or hereafter acquired or created, of Gensym and its subsidiaries.

Closing Date:              As soon as practicable.
------------

Events of Default:         To be negotiated.
-----------------

Other Terms and
Conditions:                The loan documents would contain, affirmative and
----------                 negative covenants (including but not limited to (i)
                           restrictions on incurrence of indebtedness for money borrowed, (ii) restrictions on investments, (iii) restrictions on dispositions of assets outside the ordinary course, (iv) restrictions on dividends and redemptions and other restricted payments, (v) restrictions on liens and encumbrances, (vi) informational requirements, (vii) customary
                           "housekeeping" covenants, (viii) restrictions on mergers, consolidations, acquisitions and dispositions of assets, (ix) restrictions on sales and leasebacks, (x) restrictions on transactions with affiliates, and (xi) indemnification provisions) events of default and remedies, and Gensym and its subsidiaries would make representations and warranties, all as is customary for transactions of this type or as negotiated by the parties in this particular transaction.

                           Rocket would require appropriate opinions of counsel in form and substance satisfactory to Rocket.

                           Rocket would have full and continuing access to any material it deems necessary to monitor its loans to the Company.

                           The closing of the loan transaction would be subject to necessary third party and governmental consents and filings.

                           No brokers, finders, "break up", investment brokers or like fees would be payable to any person in connection with this transaction.

                           All reasonable out-of-pocket expenses incurred by Rocket in connection with the loan transaction under consideration, including legal expenses (up to a maximum of $25,000), would be payable by Gensym at closing.

Additionally, Rocket would expect that the outstanding principal and accrued interest on the loan transaction would be deducted from the aggregate merger consideration (which,
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                                       3


which on a per share basis, is $.80 per share of Gensym common stock) that Rocket otherwise would pay in the proposed merger transaction described in the Original Proposal Letter.

This letter, together with the Original Proposal Letter, sets forth Rocket's proposal regarding potential loan and merger transactions. This letter supersedes the letter, dated July 24, 2001, from Rocket to Gensym. Neither this letter nor the Original Proposal Letter creates or gives rise to any binding obligation on the part of any party. Neither this letter nor the Original Proposal Letter describes all matters upon which agreement must be reached in order for the loan or merger transaction contemplated by the Original Proposal Letter, as supplemented hereby, to be consummated. The transactions are subject to the satisfactory completion of customary due diligence, to the successful negotiation and execution of definitive loan and merger documents, and to conditions customary in transactions of these types. Please understand, however, that the loan transaction will not be contingent or conditioned upon the merger transaction or the negotiation or execution of definitive merger documents, and that Rocket contemplates that due diligence for the loan transaction would necessarily have to be abbreviated in accordance with the circumstances of Gensym. We will coordinate all our due diligence activities with you and conduct such inquiries with appropriate discretion and sensitivity to your business relationships.

We appreciate this opportunity to supplement for you the proposals set forth in the Original Proposal Letter. We believe that the negotiation of satisfactory documents can be accomplished in a relatively short period of time. We reserve the right to discontinue negotiations and withdraw the above proposals at any time, and in any event if not acted on by you by July 31, 2001.

                                        Very truly yours,

                                        ROCKET SOFTWARE, INC

                                        By:
                                           -------------------------------------
                                              Johan Magnusson, Chief
                                                  Operating Officer

Accepted as of the date first above written:

GENSYM CORPORATION



By:
   -----------------------------------------
Name:
Title:

Dated:  July __, 2001